
June 17, 2010

Lalit Dhadphale
Chief Executive Officer
HealthWarehouse.com, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140

     Re: **HealthWarehouse.com, Inc.**
              Schedule 14C
              Filed June 9, 2010
              File No. 000-13117

Dear Mr. Dhadphale:

This is to advise you that we have limited our review of the above information statement to the issues identified below. We will make no further review of this filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise to provide disclosure that compares your outstanding securities prior to the reverse stock split to your outstanding securities after the reverse stock split.

2. Although we note that you are reducing your authorized shares of common stock from 750,000,000 to 50,000,000 shares, it appears that there will be additional authorized and unissued shares available after the reverse stock split. Please expand your disclosure disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the reverse stock split and taking into account the reduction in authorized shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark J. Zummo, Esq.
        KOHNEN & PATTON LLP
        PNC Center, Suite 800
        201 East Fifth Street
        Cincinnati, OH 45202